pwc

November 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by MetroCorp Bancshares, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of MetroCorp Bancshares, Inc. dated November 23, 2010. We agree with the statements concerning our Firm in such Form 8-K. PricewaterhouseCoopers LLP makes no comment whatsoever regarding the status of the material weakness in internal control over financial reporting or disclosure controls and procedures related to ineffective controls over the monitoring of nonperforming loans.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us